Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands, except for ratio amounts)

	Three months ended March 31, 2018	Year ended December 31,
		2017		2016		2015		2014		2013
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income (loss) from equity investees	$26,531	$71,110		$101,773		$119,303		$62,692		$48,456
Distributed income of joint ventures	—	—		—		—		—		200
Less: Capitalized interest	(3,020)	(15,856)		(12,258)		(9,613)		(8,761)		(10,050)
Less: Preferred distributions of subsidiaries	(31)	(124)		(146)		(176)		(178)		(182)

Total earnings before fixed charges	23,480	55,130		89,369		109,514		53,753		38,224

FIXED CHARGES:
Interest expense	23,684	71,122		78,687		87,789		90,490		79,643
Capitalized interest	3,020	15,856		12,258		9,613		8,761		10,050
Amortization of deferred finance costs	1,414	4,619		6,520		5,550		5,925		5,608
Interest portion of rental expense	73	2,697		2,616		2,297		1,401		1,178
Preferred distribution of subsidiaries	31	124		146		176		178		182

Total fixed charges	28,222	94,418		100,227		105,425		106,755		96,661

Total earnings and fixed charges	$51,702	$149,548	(1)	$189,596	(2)	$214,939	(3)	$160,508	(4)	$134,885

RATIO OF EARNINGS TO FIXED CHARGES	1.83	1.58	(1)	1.89	(2)	2.04	(3)	1.50	(4)	1.40

(1)	Earnings include a loss from the disposition of real estate of $0.6 million, contractual executive separation and retirement charges incurred in the first and second quarters of 2017 with regard to the retirement of the Company’s former Chief Financial Officer of $4.5 million and real estate impairment charges of $15.3 million. Excluding these amounts, the ratio would have been 1.80.
(2)	Earnings include net gains from the disposition of real estate of $21.2 million, real estate impairment charges of $4.9 million and losses from the early extinguishment of debt of $12.8 million. Excluding these amounts, the ratio would have been 1.86.
(3)	Earnings include net gains from the disposition of real estate of $52.7 million and losses from the early extinguishment of debt of $1.8 million. Excluding these amounts, the ratio would have been 1.56.
(4)	Earnings include losses and impairment charges from the disposition of real estate of $2.8 million. Excluding this amount, the ratio would have been 1.53.